UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

April 18, 2011 (March 31, 2011)
DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)



COMPETITIVE TECHNOLOGIES, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE
(STATE OR OTHER JURISDICTION OF INCORPORATION)

1-8696	36-2664428
(COMMISSION FILE NUMBER)	(IRS EMPLOYER IDENTIFICATION NO.)

1375 Kings Highway East, Fairfield, Connecticut 06824
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)(ZIP CODE)

(203) 368-6044
Registrant's telephone number, including area code:

777 Commerce Drive, Fairfield, Connecticut 06825
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

CTTC8K41901

Item 1.01. Entry into a Material Definitive Agreement.

On March 31, 2011, Competitive Technologies, Inc. (the "Company") entered into a distribution agreement with Life Episteme Italia ("LEI"). LEI was previously a majority owned subsidiary of Life Episteme Group ("LEG"), and is now wholly owned by Hospital Consulting SpA ("HC"). Pursuant to the distribution agreement, LEI will have exclusive distribution rights in Italy and Malta for the Company's Calmare pain therapy medical devices.

On March 31, 2011, the Company entered into a settlement agreement with LEG. Pursuant to the settlement agreement, the distribution agreement with LEG was mutually terminated and LEG affirmed that the Company had previously reclaimed 55 Calmare devices, which had been delivered to LEG but for which payment was not received by the Company. The Company had previously unilaterally terminated the distribution agreement.

Under the agreements, the Company also sold 53 of the 55 reclaimed units of the Calmare device to LEI, now a wholly owned subsidiary of HC.

Item 8.01. Other Events

On April 13, 2011, the Company issued the press release attached hereto as Exhibit 99.1

Item 9.01. Financial Statements and Exhibits.

The following exhibits are filed herewith:

No.   Description

10.1   Distribution Agreement between Competitive Technologies, Inc. and Life Episteme Italia S.r.l. effective March31, 2011. Pursuant to Rule 24b-2 of the Exchange Act, confidential information has been omitted and marked as "[Confidential Information Omitted]", and has been filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

10.2   Settlement Agreement between Competitive Technologies, Inc. and Life Episteme SARL effective March 31, 2011.

99.1   Press Release dated April 13, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


COMPETITIVE TECHNOLOGIES, INC.
(Registrant)


Dated: April 19, 2011   By: /s/ Johnnie D. Johnson
                                               Johnnie D. Johnson
                                               Chief Executive Officer

CTTC8K41902